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SHAPE ACCELERATOR

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SHAPE ACCELERATOR

Support Natural Fat Burning with Shape Acelerator



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Shape Accelerator

$350	$10M	$1.00
Minimum Investment	Company Valuation (Pre-Money)	Unit Price

$124,000.00	$10,000	Units
Raise Dollar Amount	Target Offering Amount	Offering Type

Investor Login View Form C

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Close date: 9/30/24

Before & After

OUR PROPRIETARY TECHNOLOGY



White adipose tissue
Food
Food
Fat droplet
Mitochondrion
UCP1
Heat
CO_2 + H_2O
White adipocyte
Brown-like adipocyte

Recent Findings Uncover Surprising Properties of Fat Cells

Recent research highlights surprising properties of fat cells, specifically white and brown adipocytes. White cells store fat, while brown cells burn it for heat. Recent discoveries challenge the belief that brown cells are only in babies. It has been discovered that an ethanol extract of mustard sprouts induces browning of the skin fat tissue and thus is an ideal candidate to help in burning fat. This 'browning' process is a remarkable adaptation of adipose tissue.

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FUTURE OF SKINCARE

Invest in the future of skincare with Shape Accelerator.

Our revolutionary approach to enhancing skin appearance is changing the game. Seize the opportunity to be part of a thriving market. Join us in our journey to redefine beauty standards and enjoy the rewards of our growth!





Capitalize on the booming beauty and wellness industry

Shape Accelerator presents an unparalleled investment opportunity. Back a product meticulously crafted to meet a universal demand: promoting skin health and enhancing appearance. Invest today and be at the forefront of a revolution in the skincare industry, where innovation meets profitability.

Join an exclusive opportunity in the high-growth skincare sector.

Our innovative approach to enhancing skin appearance stands poised to capture a significant market share. Invest with us and leverage a unique proposition in a lucrative industry, promising substantial returns and strategic market positioning



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Invest in Shape Accelerator, we are at **the forefront of skincare innovation.** Our formula, **based on advanced science and natural ingredients**, transforms the appearance of your skin and promote a more contoured look. This represents a **significant opportunity for investors** looking to enter a growing market. Shape Accelerator promises not only to deliver visible results but also to pioneer a shift towards enhanced body confidence. Join us in this **profitable journey** to **redefine wellness** and beauty.

ABOUT US

Introducing an investment opportunity with Shape Accelerator: the path to revolutionizing body confidence and enhancing skin appearance. By choosing to invest in Shape Accelerator, you're not just funding a product; you're championing a solution that offers users the potential for improved skin texture and a more sculpted physique.

Backed By Research

Shape Accelerator stands out with its evidence-based approach. Our unique formula isn't merely speculative—it's a scientifically validated method for enhancing skin appearance, with significant results visible in just eight weeks.

Deep-Rooted Skin Enhancement

Our approach to skin enhancement goes beyond the surface, addressing the underlying factors that contribute to common concerns. The efficacy of Shape Accelerator is confirmed by thorough research, showcasing notable improvements in skin texture and firmness.

Beyond Ordinary, Towards Transformation

Our commitment is to offer more than just superficial changes. Shape Accelerator targets the underlying factors related to skin texture and appearance through a holistic strategy. With a formulation that includes natural ingredients like mustard seed extract and chili flakes, we promise a profound skin enhancement experience.

Tailored For Real Enhancement

For investors, Shape Accelerator represents a promising venture into the health and wellness industry, with a product that offers measurable, sustainable benefits and taps into a considerable market demand for effective skin enhancement solutions. Join us in this journey toward creating impactful, lasting change in the lives of those seeking a more confident, healthier lifestyle.

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OUR TEAM



Rowland Hanson

Chief Marketing Officer



Etienne Hendrickx

CEO



Kobe Daems

Managing Director

TRANSFORM YOUR BODY, SEE THE PROOF!



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HOW DOES IT WORK?

Shape Accelerator Cream: Waist & Abdomen Reduction

In a comprehensive eight-week study, participants* applied the Shape Accelerator Cream to their waist and abdomen areas twice daily. The study's findings revealed notable improvements in both waist and abdomen measurements after only four weeks of use: **Waist: Reduced by approximately 0.87 inches after 4 weeks and 1.34 inches after 8 weeks. Abdomen: Reduced by approximately 1.26 inches after 4 weeks and 1.61 inches after 8 weeks.** These findings demonstrate the supportive nature of Shape Accelerator Cream in promoting a more contoured appearance in the waist and abdomen areas. *The efficacy of Shape Accelerator Cream was assessed in a study conducted with 18 female participants aged 21 to 54 (average age: 42.3 years) who presented cellulite on the waist and abdomen.


Reduction of the Waist Girth
2% Shape Accelerator
Waist girth in Inch
36
35
34
33
- 0.87 Inch*
- 1.3 Inch*
Initial conditions
After 4 weeks
After 8 weeks
*p<0.0001 versus initial conditions


Reduction of the Abdomen Girth
2% Shape Accelerator
Abdomen girth in Inch
39
38
37
36
- 1.3 Inch*
- 1.6 Inch*
Initial conditions
After 4 weeks
After 8 weeks
*p<0.0001 versus initial conditions


Reduction of the Dermis-Hypodermis Junction
Placebo
2 % Shape Accelerator
20
15
10
5
0
Decrease of the DHJD compared to initial conditions in %
-16.6 %*
-18.2 %*
After 4 weeks
After 8 weeks
*p<0.0055 versus initial conditions

Supporting Skin Health

Cellulite is commonly associated with changes in the skin's structure, resulting in a dimpled appearance. In an extensive eight-week study, participants* consistently applied Shape Accelerator Cream to one thigh while using a placebo on the other. The study's findings revealed that Shape Accelerator Cream contributed to improved skin health by promoting a more even skin texture. A reduction in the appearance of space between skin layers was observed: **Approximately 16.6% improvement after 4 weeks Approximately 18.2% improvement after 8 weeks** These results highlight the beneficial effects of Shape Accelerator Cream on supporting skin texture.

*The impact on skin texture was assessed in a study conducted with 18 female participants aged 21 to 54 (average age: 42.3 years) who presented with cellulite on the thighs (Curri grades II and III).

Disclaimer

Due to the new MoCRA (Modernisation of Cosmetics Regulation Act of 2022) law, marking the first significant update to the Federal Food, Drug, and Cosmetic Act since 1938. Shapeaccelerator USA LLC has been filed but is still pending registration. Shapeaccelerator USA LLC, as the distributor of the product, adheres to FDA listing requirements as mandated by applicable regulations. Shape Accelerator is manufactured in the United States at a facility registered with U.S. Good and Drug Administration (FDA). While we are actively in the process of obtaining FDA registration for Shape Accelerator products, it is important to note that our company also holds a Certificate of Cosmetic Product Listing, confirming compliance with the mandatory listing requirement for cosmetics. We are committed to transparency and regulatory compliance and will provide updates on our progress towards full FDA registration. For any inquiries regarding the regulatory status of our products, please feel free to contact us.

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SHAPE ACCELERATOR



DISCLAIMER:

Due to the new MoCRA (Modernisation of Cosmetics Regulation Act of 2022) law, marking the first significant update to the Federal Food, Drug, and Cosmetic Act since 1938. Shapeaccelerator USA LLC has been filed but is still pending registration.

Shapeaccelerator USA LLC, as the distributor of the product, adheres to FDA listing requirements as mandated by applicable regulations. Shape Accelerator is manufactured in the United States at a facility registered with U.S. Good and Drug Administration (FDA). While we are actively in the process of obtaining FDA registration for Shape Accelerator products, it is important to note that our company also holds a Certificate of Cosmetic Product Listing, confirming compliance with the mandatory listing requirement for cosmetics. We are committed to transparency and regulatory compliance and will provide updates on our progress towards full FDA registration. For any inquiries regarding the regulatory status of our products, please feel free to contact us.